Schedule 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05348W 10 9

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.    05348W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Walter Alessandrini as an individual

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,701,148 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,701,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,701,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

CUSIP No.    05348W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anna Alessandrini as an individual

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,701,148 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,701,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,701,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

CUSIP No.    05348W 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alessandrini Family Trust dtd 7/20/00

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,351,388 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,351,388

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,351,388

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) OO

Schedule 13G

Item 1.

	(a)	Name of Issuer: Avanex Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

40919 Encyclopedia Circle, Fremont, California 94538

Item 2.

	(a)	Name of Person Filing:

Walter Alessandrini Anna Alessandrini Alessandrini Family Trust dtd 7/20/00

	(b)	Address of Principal Business Office or, if none, Residence:

40919 Encyclopedia Circle, Fremont, California 94538

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $0.001 par value

	(e)	CUSIP Number: 05348W 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Schedule 13G

(a)

Amount beneficially owned:    The Alessandrini Family Trust dtd 7/20/00 (the “Family Trust”) was the record owner of 4,351,388 shares of the Issuer’s Common Stock as of December 31, 2002. Walter Alessandrini and Anna Alessandrini are trustees of the Family Trust and share voting and dispositive power over its shares. As of December 31, 2002, the C.J. Alessandrini Trust dtd 11/22/99 (the “CJ Trust”) was the record owner of 116,586 shares, the E.F. Alessandrini Trust dtd 11/22/99 (the “EF Trust”) was the record owner of 116,587 shares and the V. Alessandrini Trust dtd 11/22/99 (the “V Trust” and collectively with the CJ Trust and the EF Trust, the “Additional Trusts”) was the record owner of 116,587 shares. Walter Alessandrini, Anna Alessandrini and another individual are trustees of the Additional Trusts and share voting and dispositive power with respect to each of such trusts’ shares.

(b)

Percent of class:    Walter Alessandrini and Anna Alessandrini are the beneficial owners of 6.8% of the outstanding shares of the Issuer’s Common Stock. The Family Trust is the beneficial owner of 6.3% of the Issuer’s Common Stock. The foregoing percentages are calculated based on 69,381,940 shares of the Issuer’s Common Stock outstanding on December 31, 2002.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii)

Shared power to vote or to direct the vote:    Walter Alessandrini and Anna Alessandrini have shared power to vote or to direct the vote of 4,701,148 shares, which includes the 4,351,388 shares registered in the name of the Family Trust.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of:    Walter Alessandrini and Anna Alessandrini have shared power to dispose or to direct the disposition of 4,701,148 shares, which includes the 4,351,388 shares registered in the name of the Family Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Walter Alessandrini and Anna Alessandrini share voting and dispositive power with another person with respect to the shares held by the C.J. Alessandrini Trust dtd 11/22/99, E.F. Alessandrini Trust dtd 11/22/99 and the V. Alessandrini Trust dtd 11/22/99.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	Alessandrini Family Trust dtd 7/20/00

	By:	/s/ WALTER ALESSANDRINI
Walter Alessandrini, Trustee

	By:	/s/ ANNA ALESSANDRINI
Anna Alessandrini, Trustee

/s/ WALTER ALESSANDRINI
Walter Alessandrini, individually

/s/ ANNA ALESSANDRINI
Anna Alessandrini, individually

Schedule 13G

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Avanex Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2003.

Alessandrini Family Trust dtd 7/20/00

By:	/s/ WALTER ALESSANDRINI
Walter Alessandrini, Trustee

By:	/s/ ANNA ALESSANDRINI
Anna Alessandrini, Trustee

/s/ WALTER ALESSANDRINI
Walter Alessandrini, individually

/s/ ANNA ALESSANDRINI
Anna Alessandrini, individually